

Mail Stop 3010

August 14, 2009

Kenneth E. Steben
Sage Fund Limited Partnership
c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200
Rockville, MD 20850

Re: Sage Fund Limited Partnership
          Amendment Number 2 to Form 10
          Filed July 31, 2009
          File No. 000-53639

Dear Mr. Steben:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. Please note that your response to comment 3 of our letter dated June 1, 2009 was referred to the Division's Office of Mergers and Acquisitions. We may have further comments and will contact as soon as our review is complete.

  2. We note your response to our prior comment 2 of our letter dated July 17, 2009. We did not receive, however, Annex A regarding Futures Portfolio Fund, L.P. and Aspect Global Diversified Fund LP. Please resubmit.

Market Sectors, page 21

3. We note your response to our prior comment 7 of our previous letter. Please include information from your response letter in the Form 10 so that investors can understand that because futures trade on margin, and a large portion of the Fund's assets are held in cash, cash equivalents, commercial paper, U.S. Government securities, Government-sponsored enterprises and corporate notes, the percentages do not add up to 100%.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Barberich at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief